AMENDING AGREEMENT NO. 3

MEMORANDUM OF AGREEMENT made as of January 24, 2019.

AMONG:

HUDBAY MINERALS INC.,

as Borrower,

- and -

CERTAIN OF its SUBSIDIARIES,

as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors,

- and -

the bank of nova scotia,

as Administrative Agent,

- and -

THE lenders from time to time party to the credit agreement.

WHEREAS the Borrower, certain of its Subsidiaries, the Agent and certain financial institutions as lenders entered into a fourth amended and restated credit agreement dated as of July 14, 2017 as amended as of May 15, 2018 and June 15, 2018 (as further amended, modified, supplemented or replaced to the date hereof, the "Credit Agreement");

AND WHEREAS the parties hereto wish to further amend the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1. Interpretation

(a) All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement, as amended by this Agreement (notwithstanding the application of Section 2).

(b) Sections 1.2, 1.3, 1.4 and 13.2 of the Credit Agreement are incorporated herein by reference.

(c) Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

(d) Section headings are for convenience only.

2. Effective Date

The amendments set forth in Section 3 herein shall be effective on and as of the date the conditions set forth in Section 5 have been satisfied.

3. Amendments to the Credit Agreement

(a) The definition of "Augusta Group" in Section 1.1 of the Credit Agreement is amended by deleting such definition in its entirety and replacing it with the following:

""Augusta Group" means Hudbay Arizona Inc., HudBay Arizona (Barbados) SRL, HudBay Arizona (US) Corporation, HudBay Arizona (US) Holding Corporation, Cobre Verde Development Corporation, Rosemont Copper Company, Mason Resources (US) Inc., JPAR LLC and all of their respective Subsidiaries."

(b) The definition of "Material Subsidiary" in Section 1.1 of the Credit Agreement is amended by deleting such Section in its entirety and replacing it with the following:

""Material Subsidiary" means (a) HB Marketing, (b) HB Peru Canada, (c) HB Peru SAC, (d) HudBay (BVI) Inc., (e) 6502873 Canada Inc., (f) Hudbay Arizona Inc., (g) HudBay Arizona (Barbados) SRL, (h) HudBay Arizona (US) Corporation, (i) HudBay Arizona (US) Holding Corporation, (j) Cobre Verde Development Corporation, (k) Rosemont Copper Company and (l) any other Subsidiary of the Borrower (whether or not wholly-owned): (i) that, as of the end of any fiscal quarter of the Borrower, has total consolidated assets having a book value of or equivalent to US$40,000,000 or more, or (ii) that, as of the end of any fiscal quarter of the Borrower, has total consolidated revenue for the last 12 months of or equivalent to US$10,000,000 or more, or (iii) Equity Interests of which are acquired after March 30, 2016 at an aggregate cost to the Borrower on a consolidated basis of or equivalent to US$40,000,000 or more, or (iv) that directly or indirectly holds Equity Interests of a Material Subsidiary or (v) that has been designated as a Material Subsidiary by written notice from the Borrower to the Agent and the Lenders.  No Material Subsidiary shall cease to be a Material Subsidiary without the consent of the Required Lenders."

(c) Section 4.4(a) of the Credit Agreement is deleted in its entirety and replaced with the following:

"Hudbay Arizona Inc., HudBay Arizona (Barbados) SRL, HudBay Arizona (US) Corporation, HudBay Arizona (US) Holding Corporation, Cobre Verde Development Corporation, Rosemont Copper Company, Mason Resources (US) Inc., JPAR LLC or any of their respective Subsidiaries; or".

(d) Schedule 7.1(n) of the Credit Agreement is amended by deleting it in its entirety and replacing it with Schedule 7.1(n) attached hereto.

4. Representations & Warranties

Each Obligor represents and warrants to the Agent and the Lenders, acknowledging and confirming that the Agent and the Lenders are relying thereon without independent inquiry, that:

(a) the representations and warranties set forth in the Loan Documents and given by it are true and correct in all material respects on and as of the date hereof (except to the extent such representations and warranties relate to a specific date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such date); and

(b) no Default or Event of Default has occurred and is continuing nor shall any Default or Event of Default result from the execution, delivery or performance of this Agreement.

5. Confirmation of Security, etc.

Each Obligor hereby confirms that each of the Security Documents which it has delivered to the Agent and the Lenders:

(a) remains in full force and effect as general and continuing collateral security over all of the assets, property and undertaking of such Obligor, whether now or in the future owned or acquired, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted in favour of the Agent and the Lenders pursuant to the Security Documents continue to secure all of the debts, liabilities and obligations of such Obligor to the Agent and the Lenders now or hereafter arising, to the extent provided therein; and

(b) is enforceable against it by the Agent in accordance with its terms.

6. Miscellaneous

(a) The parties hereto agree that this Agreement shall be a Loan Document.

(b) With the exception of the foregoing amendments, the Credit Agreement shall continue in full force and effect, unamended.

(c) This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

(d) This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(e) This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f) The Obligors shall promptly cure any default in its execution and delivery of this Agreement. The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

(g) Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

hudbay minerals inc.
by	"David S. Bryson"
David S. Bryson
Senior Vice President and Chief Financial Officer

by	"Patrick Donnelly"
Patrick Donnelly
Director, Senior Vice President and Corporate Secretary

hudbay marketing & sales inc.
by	"Patrick Donnelly"
Patrick Donnelly
Director, Senior Vice President and Corporate Secretary

hudbay peru inc.
by	"Patrick Donnelly"
Patrick Donnelly
Secretary

hudbay peru s.A.C.
by	"Francisco Javier del Rio del Aguilla"
Francisco Javier del Rio del Aguilla
General Manager

hudbay (bvi) inc.
by	"Javier del Rio"
Javier del Rio
President

Signature Page to Amending Agreement No. 3 (Cda)

6502873 canada inc.
by	"Patrick Donnelly"
Patrick Donnelly
Director, Vice President, General Counsel and Corporate Secretary

HUDBAY ARIZONA inc.
by	"Patrick Donnelly"
Patrick Donnelly
Director, Vice President and General Counsel

HUDBAY ARIZONA (Barbados) SRL
by	"Javier Del Rio"
Javier Del Rio
Director

HUDBAY ARIZONA (US) Corporation
by	"Cashel A. Meagher"
Cashel A. Meagher
President, Chief Operating Officer and Treasurer

HUDBAY ARIZONA (US) Holding CorpORATION
by	"Cashel A. Meagher"
Cashel A. Meagher
President, Chief Operating Officer and Treasurer

Cobre Verde Development Corporation
by	"Cashel A. Meagher"
Cashel A. Meagher
President, Chief Operating Officer and Treasurer

Signature Page to Amending Agreement No. 3 (Cda)

Rosemont Copper Company
by	"Cashel A. Meagher"
Cashel A. Meagher
President, Chief Operating Officer and Treasurer

mason resources (us) inc.
by	"Cashel A. Meagher"
Cashel A. Meagher
Chief Operating Officer

Signature Page to Amending Agreement No. 3 (Cda)

Administrative Agent

the bank of nova scotia, as Agent
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

The Lenders

canadian imperial bank of commerce, as Lender
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

the bank of nova scotia, as Lender
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

ing capital llc, as Lender
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

Signature Page to Amending Agreement No. 3 (Cda)

BANK OF MONTREAL, as Lender
by	"Authorized Signatory"
Authorized Signatory

royal bank of canada, as Lender
by	"Authorized Signatory"
Authorized Signatory

The TORONTO-DOMINION BANK, as Lender
by	"Authorized Signatory"
Authorized Signatory
Authorized Signatory
"Authorized Signatory"
Authorized Signatory

national bank of canada, as Lender
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

Signature Page to Amending Agreement No. 3 (Cda)

SCHEDULE 7.1(n)

Restricted / Unrestricted Subsidiaries

Restricted Subsidiaries

1. HudBay Metal Marketing Inc.

2. HudBay Marketing & Sales Inc.

3. 6502873 Canada Inc.

4. HudBay Chile SpA

5. HudBay Peru Inc.

6. HudBay Peru S.A.C.

7. HudBay (BVI) Inc.

8. HudBay America Inc.

9. Hudbay Arizona Inc.

10. HudBay Arizona (US) Corporation

11. HudBay Arizona (Barbados) SRL

12. HudBay Arizona (US) Holding Corporation

13. Cobre Verde Development Corporation

14. Rosemont Copper Company

15. JPAR LLC

16. Mason Resources (US) Inc.

Unrestricted Subsidiaries

Nil.